

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2020

Marcelo Cunha Ribeiro
Chief Financial Officer
National Steel Company
Av.Brigadeiro Faria Lima, 3400 - 20th floor
04538-132, Sao Paulo-SP, Brazil

>   **Re: National Steel Company**
>   **Form 20-F for the Year Ended December 31, 2019**
>   **Filed April 3, 2020**
>   **File No. 001-14732**

Dear Mr. Ribeiro:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2019

Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies
2.p) Revenue recognition, page FS-20

1.   We note your disclosures of your revenue recognition policies and that you adopted IFRS 15 on January 1, 2018 and assets are recorded according to the respective practice. Please revise your footnote to expand your disclosures to provide company-specific information for your performance obligations, including (a) the nature of the goods or services promised; (b) the timing of when you recognize revenue (i.e., point in time or over time); (c) the typical payment terms and (d) any warranties. Also, provide disclosures for each type of variable consideration, if applicable. Please be advised the information provided should be at a level of detail to meet the objective of the disclosure requirements outlined in paragraphs 110-112 of IFRS 15. Refer to the IFRS 15.110 through 128 as applicable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at (202) 551-3777 or Jean Yu at (202) 551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing